For Immediate Release – February 22, 2005

Vancouver, Canada – The Board of Directors of Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that John Sheridan has been appointed President and CEO of Ballard, effective immediately.

Mr. Sheridan has stepped down as Chairman of the Board and Mr. Ian Bourne, a director of Ballard since 2003 and the lead director since October 2005, has been appointed non-executive Chairman. Mr. Bourne is Executive Vice-President of TransAlta.

“The Ballard board is delighted John has agreed to take on the CEO role as he brings a proven strong track record of leadership and firsthand experience in the commercialization of new technologies.” said Mr. Bourne. “John understands Ballard and the fuel cell sector well and has a close working relationship with our automotive Alliance partners and EBARA Corporation. He has held a number of roles at Ballard — as director since 2001, as Chairman of the Board since June 2004, and as interim President and CEO since October 2005.”

“While the fuel cell sector has been through some tough times over the past few years, I am excited by Ballard’s repositioning and our near and mid term opportunities,” said Mr. Sheridan. “We have leading technology and intellectual property; we’ve strengthened our financial position; and we now are establishing traction in near term fuel cell markets, with applications in materials handling, backup power and residential cogeneration, as we progress towards the longer term value creation opportunities in automotive markets.”

Mr. Sheridan continued, “The people at Ballard are world leaders in the fuel cell industry, and I am proud to lead Ballard at this key time in the history of the company and the sector. I am also looking forward to relocating to the West Coast and to being active in the Vancouver community.”

Mr. Sheridan is well known in the business community, having served in a number of senior executive leadership roles, including President and COO of Bell Canada and CEO of Encom Cable TV and Telecommunications in the UK. He has served on numerous corporate boards in Canada, the USA, and the UK. Mr. Sheridan has also been active in community leadership roles, including as past Chairman of the United Way of Greater Toronto.

About Ballard

Ballard Power Systems is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.